UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Linx S.A.

Interim financial information

March 31, 2021

with Review Report on the interim financial information

Contents

Management’s report	3
Independent Auditor’s Report on the Individual and Consolidated Interim Financial Information	5
Statements of financial position	7
Statements of income	9
Statements of comprehensive income	10
Statements of changes in equity	11
Statements of cash flows	12
Statements of value added	13
Notes to the interim financial information	14

TO OUR SHAREHOLDERS

The Management of Linx S.A. (“Linx”, “Company”) submits the Financial Statements for the periods ended March 31, 2021 (“1st quarter of 2021”, “1Q21”) to your appreciation compared to March 31, 2020 (“1st quarter of 2020”, “1Q20”).

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

The first quarter of 2021 was very hard for Brazil. New variants of the Coronavirus have been detected, the number of infections has skyrocketed across the country, health systems in several cities have collapsed and, unfortunately, the death toll has grown exponentially. As a result, stricter restrictive measures were again implemented throughout the national territory at different times according to the situation in each city or region. We also had the beginning of the vaccination period against COVID-19 for the Brazilian population. In view of this situation, e-commerce continued to be the main alternative for retailers to continue operating safely, enabling the continuity and even the expansion of their businesses.

Linx continues to develop and improve its products, systems and reinforce partnerships to support retail in this challenging period that has already completed more than a year. We integrate fast, efficient and cost-effective solutions into our portfolio for retailers in different industries and profiles. In this context, we highlight the performance of the Pharma and Food verticals; our e-commerce platform that is becoming increasingly robust, intuitive and even more integrated with business management systems and means of payment; in addition to expanding partnerships with the main marketplaces in the country for our entire customer base.

According to the Monthly Survey of Commerce (PMC) of IBGE, the volume of sales in retail trade expanded by 2.4% in March 2021 compared to the same month in 2020. However, the negative results in January and mainly in February, resulted in a decrease of 0.6% in the comparison between 1Q21 and 1Q20.

As a result, Linx Digital now represents 14.7% of total recurring revenue in 1Q21, while Linx Pay also grew and started to account for 13.1% of total recurring revenue in the same period. It is important to note that despite the restrictive measures to the retail operation, the subscription revenue of Linx Core grew 14.6% in 1Q21 when compared to 1Q20.

We still do not register material impacts on churn, due to the differentiated profile of Linx´s customer base, in addition to the low representativeness of the monthly fees charged on retailers' revenues. The accumulated volume of postponements reached BRL 79 million in the quarter, of which 99% of invoices with an extended term were up to date, an even better level than that registered in 4Q20.

We would like to highlight the excellent performance of our products aimed at e-commerce, Linx Commerce, and also for our products for Delivery, such as the Delivery App and Mercadapp, which had exponential growth in this period.

Our Opportunities Committee continues to monitor the impacts of COVID-19. In addition to the various cash protection measures that have been taken since the beginning of the pandemic, 100% of Linx employees remain in home office and, so far, there is no forecast of return to the offices.

On March 19, the CADE´s General Superintendence issued a Technical Opinion favorable to the unrestricted approval of the business combination between Linx and StoneCo. On April 7, we informed that the aforementioned Technical Opinion was appealed and is being analyzed by the CADE´s Administrative Court.

Finally, we reaffirm our commitment to the long term, ensuring the safety of our team, the service to clients and suppliers, and consequently, to the business.

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the quarterly financial statements the period ended March 31, 2021, authorizing its disclosure.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

3

The Company's policy for hiring services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit their own work; (ii) exercising managerial functions in their client and (iii) promoting their client's interests.

São Paulo, May 17, 2021.

4

A free translation from Portuguese into English of Independent Auditor’s Report on review of interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Report on the review of interim financial information

To the Shareholders, Board of Directors and Officers

Linx S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Linx S.A. (“Company”), contained in the Quarterly Information (ITR) for the quarter ended March 31, 2021, which comprises the statement of financial position as at March 31, 2021 and the related statement of profit or loss, of comprehensive income (loss), changes in equity and cash flow statement for the three-month period then ended and the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

5

Other matters

Statement of Value Added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2021, prepared under responsibility of Company's Management, and presented as supplementary information for IAS 34. This financial information was submitted to review procedures carried out jointly with the audit of Company’s quarterly information. To form a conclusion, we evaluated whether these statements are reconciled with interim financial information and accounting records, as applicable, and whether their forms and contents are in accordance with criteria defined in Technical Pronouncement NBC TG 09 – Statement of Added Value. Based on our review, we are not aware of any other event that make us believe that these statements of added value were not prepared, in all material respects, in according the criteria defined by this standard and consistently in accordance with individual and consolidated interim financial information taken as a whole.

São Paulo, May 17, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Lazaro Angelim Serruya

CRC-1DF015801/O-7

6

Linx S.A.

Balance sheets
As of March 31, 2021, December 31, 2020
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2021	December 31, 2020	December 31, 2020	December 31, 2020
Assets
Current assets
Cash and cash equivalents (Note 5)	148	144	42,520	45,562
Financial assets (Note 6)	473,786	472,304	542,504	584,778
Trade accounts receivable (Note 7)	-	-	448,622	477,217
Recoverable taxes (Note 8)	10,124	9,999	39,305	37,702
Other assets (Note 10)	101	283	39,494	48,762
	484,159	482,730	1,112,445	1,194,021

Non-current assets
Long-term assets
Financial assets (Note 6)	-	-	2,663	2,467
Trade accounts receivable (Note 7)	-	-	14,156	16,100
Recoverable taxes (Note 8)	-	-	3,912	4,341
Deferred taxes (Note 20)	6,931	6,923	17,275	14,891
Other assets (Note 10)	-	-	25,690	25,853
	6,931	6,923	63,696	63,652

Investments (Note 11)	1,128,823	1,133,644	-	-
Property, plant and equipment, net (Note 12)	-	-	105,523	109,057
Intangible assets, net (note 13)	-	-	1,207,729	1,209,948
Right-of-use (Note 14)	-	-	91,535	101,655
	1,128,823	1,133,644	1,404,787	1,420,660

	1,135,754	1,140,567	1,468,483	1,484,312

Total assets	1,619,913	1,623,297	2,580,928	2,678,333

See the accompanying notes to interim financial information.

7

Linx S.A.

Balance sheets
As of March 31, 2021, December 31, 2020
(In thousands of reais)
	Parent company		Consolidated
	March 31, 2021	December 31, 2020	December 31, 2020	December 31, 2020
Liabilities and shareholders' equity
Current liabilities
Suppliers	292	1,712	41,493	49,678
Accounts payable merchants	-	-	222,563	250,618
Loans and financing (Note 15)	-	-	58,031	69,775
Lease (Note 16)	-	-	15,561	29,382
Labor obligations (Note 17)	22	39	72,522	63,067
Taxes payable	108	703	15,800	19,582
Income tax and social contribution	64	-	5,489	4,998
Payables for the acquisition of businesses (Note 18)	-	-	45,152	57,346
Deferred revenue (Note 19)	-	-	23,822	23,938
Debts with related parties	175	164	-	-
Dividends payable	56	60	56	60
Other liabilities (Note 21)	66	452	19,879	19,482
	783	3,130	520,368	587,926
Non-current liabilities
Loans and financing (Note 15)	-	-	213,739	226,199
Lease (Note 16)	-	-	74,483	76,797
Labor obligations (Note 17)	123	103	2,364	2,687
Payables for the acquisition of businesses (Note 18)	-	-	31,230	43,440
Deferred taxes (Note 20)	-	-	84,553	81,415
Deferred revenue (Note 19)	-	-	2,092	2,729
Provision for contingencies (Note 23)	-	-	25,394	28,929
Other liabilities (Note 21)	-	-	7,698	8,147
	123	103	441,553	470,343
Total liabilities	906	3,233	961,921	1,058,269
Shareholders' equity
Capital (Note 22.1)	645,447	645,447	645,447	645,447
Capital reserves (Note 22.2)	1,149,249	1,153,554	1,149,249	1,153,554
Treasury shares	(291,672)	(299,856)	(291,672)	(299,856)
Profit reserves	125,277	124,134	125,277	124,134
Net loss for the quarter	(6,870)	-	(6,870)	-
Other comprehensive income (loss)	(2,424)	(3,215)	(2,424)	(3,215)
	1,619,007	1,620,064	1,619,007	1,620,064
Total liabilities and shareholders' equity	1,619,913	1,623,297	2,580,928	2,678,333

See the accompanying notes to interim financial information.

8

Linx S.A.

Statements of profit or loss
Three-month periods ended March 31, 2021 and 2020
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

Net operating revenues (Note24)	-	-	230,584	208,531

Cost of services rendered (Note25)	-	-	(70,821)	(72,836)

Gross income	-	-	159,763	135,695

Operating income (expenses)
General and administrative (Note 26)	(1,494)	(882)	(72,272)	(65,500)
Research and development (Note 13/26)	-	-	(31,545)	(29,552)
Selling (Note 26)	-	-	(44,198)	(36,697)
Equity pick-up (Note 11)	(6,995)	(11,777)	-	-
Other operating expenses (Note 26)	(66)	-	(7,136)	(2,964)
	(8,555)	(12,659)	(155,151)	(134,713)

Income (loss) before financial income (loss) and taxes	(8,555)	(12,659)	4,612	982

Net financial income (loss)
Financial income (Note 27)	1,940	5,662	8,476	12,622
Financial expenses (Note 27)	(199)	(329)	(16,380)	(21,791)
	1,741	5,333	(7,904)	(9,169)

Loss before income tax and social contribution	(6,814)	(7,326)	(3,292)	(8,187)

Income tax and social contribution – current (Note 20)	(64)	(1,044)	(2,846)	(3,574)
Income tax and social contribution – deferred (Note 20)	8	(684)	(732)	2,707
	(56)	(1,728)	(3,578)	(867)

Net loss for the quarter	(6,870)	(9,054)	(6,870)	(9,054)

Basic loss per share – in Reais (Note 29)			(0.0390)	(0.0500)
Diluted loss per share – in Reais (Note 29)			(0.0390)	(0.0488)

See the accompanying notes to interim financial information.
9

Linx S.A.

Statements of comprehensive income
Three-month periods ended March 31, 2021 and 2020
(In thousands of reais)
	Parent company		Consolidated
	Accumulated		Accumulated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

Net loss for the quarter	(6,870)	(9,054)	(6,870)	(9,054)

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	791	4,515	791	4,515

Total comprehensive income	(6,079)	(4,539)	(6,079)	(4,539)

See the accompanying notes to interim financial information.
10

Linx S.A.
Statements of changes in shareholders’ equity
Three-month periods ended March 31, 2021 and 2020
(In thousands of reais)
				Capital reserves				Profit reserves
	Capital	Treasury shares	Goodwill in capital subscription	Profit or Loss on the Sale of Treasury Shares	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total

Balances at December 31, 2019	645,447	(225,954)	1,222,025	-	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844
Allocation of additional proposed dividends	-	-	-	-	-	-	-	-	10,281	10,281	-	-	(10,281)	-
Repurchase of shares	-	(44,559)	-	-	-	-	-	-	-	-	-	-	-	(44,559)
Stock option plan	-	-	-	-	1,780	-	1,780	-	-	-	-	-	-	1,780
Effect of the adoption of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	2,535	2,535	-	-	-	2,535
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	4,515	-	4,515
Loss for the quarter	-	-	-	-	-	-	-	-	-	-	(9,054)	-	-	(9,054)
Balances at March 31, 2020	645,447	(270,513)	1,222,025	-	41,517	(96,157)	1,167,385	7,037	206,375	213,412	(9,054)	(1,616)	-	1,745,061
												-
Balances at December 31, 2020	645,447	(299,856)	1,222,025	(4,592)	32,278	(96,157)	1,153,554	7,037	117,097	124,134	-	(3,215)	-	1,620,064

Stock option exercise	-	3,545	-	-	-	-	-	-	-	-	-	-	-	3,545
Stock option plan	-	2,252	-	-	(1.918)	-	(1,918)	-	-	-	-	-	-	334
Profit or Loss on the Sale of Treasury Shares	-	2,387	-	(2,387)	-	-	(2,387)	-	-	-	-	-	-	-
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	1,143	1,143	-	-	-	1,143
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	791	-	791
Loss for the quarter	-	-	-	-	-	-	-	-	-	-	(6,870)	-	-	(6,870)
Balances at March 31, 2021	645,447	(291,672)	1,222,025	(6,979)	30.360	(96,157)	1,149,249	7,037	118,240	125,277	(6,870)	(2,424)	-	1,619,007
See the accompanying notes to interim financial information.

11

Linx S.A.
Statements of cash flows
Three-month periods ended March 31, 2021 and 2020
(In thousands of reais)
		Parent company		Consolidated
	Note	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Cash flows from operating activities
Net loss for the quarter		(6,870)	(9,054)	(6,870)	(9,054)
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization	12/13/14	-	-	41,292	36,181
Equity in net income of subsidiaries	11	6,995	11,777	-	-
Allowance for doubtful accounts	7	-	-	(155)	2,292
Losses (gains) on write-off/disposal of goods		-	-	99	80
Addition (reversal) of adjustment to present value		-	-	1,374	1,484
Stock option plan		94	(35)	334	1,780
Financial charges		-	-	14,816	12,185
Deferred taxes	20	(8)	684	732	(2,707)
Current taxes	20	64	-	2,846	3,574
Provisions for contingency	23	-	-	(348)	316
Other operating revenue		-	-	-	(161)
Revenue from interest earning bank deposits		(2,010)	(5,706)	(2,456)	(7,024)
Effect from adoption of hyperinflation		-	-	891	2,517
Others		-	-	294	-
		5,135	6,720	59,719	50,517
Change in operating assets and liabilities:
Trade accounts receivable		-	-	30,669	16,318
Recoverable taxes		(45)	22	(973)	(1,937)
Other credits and judicial deposits		182	21	7,277	13,061
Accounts payable merchants		-	-	(28,055)	(19,241)
Suppliers		(1,420)	(660)	(12,631)	(6,494)
Labor liabilities		3	-	9,132	4,184
Taxes and contributions payable		(532)	(458)	(5,360)	(14,514)
Deferred revenue		-	-	(753)	(5,475)
Other accounts payable		(375)	-	(23)	(10,161)
Income tax and social contribution paid	20	(63)	(1,044)	(777)	(1,802)
Cash flow generated (invested) by operating activities		(3,985)	(4,453)	51,355	15,402

Cash flows from investment activities
Acquisition of property, plant and equipment		-	-	(2,185)	(6,012)
Acquisition of intangible assets		-	-	(17,209)	(20,580
Acquisition of entity, net of cash and cash equivalents acquired		-	-	-	(129,909)
Capital increase in subsidiaries		-	(145,000)	-	-
Investment in short-term investments		(46,992)	(15,610)	(211,846)	(150,977)
Redemption of interest and interest earning bank deposits		47,440	193,756	256,179	385,990
		448	33,146	24,939	78,512
Cash flow generated (invested) by investing activities
Cash flows from financing activities
Additions of loans and financing		-	-	-	928
Payments of loans and financing	15	-	-	(24,400)	(11,284)
Lease payment	16	-	-	(20,216)	(31,520)
Advance for future capital increase		-	-	-	300
Financial charges paid	15	-	-	(9,747)	(5,475)
Payment for the acquisition of subsidiaries	18	-	-	(29,746)	(18,672)
Treasury shares		3,545	(44,559)	3,545	(44,559)
Dividends paid		(4)	-	(4)	-
Cash flow generated (invested) by financing activities		3,541	(44,559)	(80,568)	(110,282)

Exchange rate change on cash and cash equivalents		-	-	1,232	6,814

Increase (decrease) in cash and cash equivalents		4	(15,866)	(3,042)	(9,554)

Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period		144	16,387	45,562	75,898
At end of period		148	521	42,520	66,344

See the accompanying notes to interim financial information

12

Linx S.A.

Statements of value added
Three-month periods ended March 31, 2021 and 2020
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Revenues
Gross sales of services and goods	-	-	257,710	232,274
Other revenues	-	-	542	412
Allowance for doubtful accounts	-	-	(5,534)	(2,086)
	-	-	252,718	230,600
Inputs acquired from third parties
Cost of services and goods sold	-	-	(20,207)	(17,747)
Materials, energy, outsourced services and other operating items	(1,026)	(567)	(39,345)	(40,916)
Loss and recovery of asset values	-	-	(2,007)	(1,092)
	(1,026)	(567)	(61,559)	(59,755)

Gross added value	(1,026)	(567)	191,159	170,845

Depreciation and amortization	-	-	(41,692)	(36,362)

Net value added produced by the Company	(1,026)	(567)	149,467	134,483

Added value received as transfer
Equity in net income of subsidiaries	(6,995)	(11,777)	-	-
Financial revenues	1,940	5,662	8,476	12,622
	(5,055)	(6,115)	8,476	12,622

Total added value payable	(6,081)	(6,682)	157,943	147,105

Payment of value added
Personnel	535	315	116,481	107,735
Direct remuneration	535	315	98,650	87,815
Benefits	-	-	11,207	12,614
FGTS	-	-	6,624	7,306

Taxes, duties and contributions	55	1,728	30,579	24,646
Federal	55	1,728	21,832	17,037
State	-	-	2,131	1,340
Municipal	-	-	6,616	6,269

Third-party capital remuneration	199	329	17,753	23,778
Interest	199	329	16,380	21,791
Rents	-	-	1,373	1,987

Own capital remuneration	(6,870)	(9,054)	(6,870)	(9,054)

Retained losses	(6,870)	(9,054)	(6,870)	(9,054)

See the accompanying notes to interim financial information.
13

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
1.	Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods to the retail industry in Latin America. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2.	Basis of preparation and presentation of financial information

2.1.	Statement of conformity

The individual and consolidated interim financial information were prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statement, issued by the Accounting Pronouncement Committee and equivalent to the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) applicable to the preparation of Quarterly Information - ITR, and presented in accordance with standards issued by the Securities and Exchange Commission, applicable to the Quarterly Information - ITR.

The presentation of the Statement of Value Added (DVA) is required by Brazilian corporate law and the accounting practices adopted in Brazil, associated with listed companies. IFRS does not require a presentation of this statement. As a consequence, under IFRS, this statement is available as supplementary information, without prejudice to the set of interim financial information.

All relevant information applicable to the interim financial information and only this, is being disclosed and these are used by management in its management.

14

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
2.2.	Basis of preparation and presentation

The individual and consolidated interim financial information were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated interim financial information present comparative information in relation to the prior period.

The Company’s individual and consolidated interim financial information were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated interim financial information were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the interim financial informatio. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the interim financial information due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Among the captions of payments of loans and financing and lease payment, in the cash flow statements, for the interim financial information of December 31, 2020, there was reclassification in order to allow comparability with the information of March 31, 2021.

The issue of individual and consolidated interim financial information were approved by the Board of Directors on May 17, 2021.

2.3.	Covid-19

On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic. Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•	Creation of a Crisis Committee (currently called the Opportunities Committee) to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•	Suspension or postponement of national and international business trips; and
15

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

•	Definition of home office for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

After, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers (Linx had sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer), assessing future prospects for each business area and reducing dividend distribution related to the 2019 year.

During the second quarter of 2020, Brazil experienced its a intense period of social distancing, including measures to close commercial establishments not linked to essential services, impacting a large part of Linx's customer base.

In the third and fourth quarterly, the measures to close commercial establishments were gradually being reversed. Due to the fact that the pandemic has not yet been completely overcome and there are reflections of the period of social distance, the Company is unable to predict in the countries in which it operates the direct and indirect impacts of the coronavirus on its business, operating results and financial condition. The possible effects in the Company business will depend of the factors evolution as follow:

•	Pandemic duration;

•	Government, business and individual actions that were and continue to be taken in response to the pandemic;

•	The impact of the pandemic on economic activity;

•	The time it will take for economic activity to return to previous levels;

•	The effect above the Company clients and the demand for their products and services;

•	Capacity of the Company clients to pay for the services.

Thus, the Crisis Committee (currently called the Opportunities Committee) created in March continues to operate to monitor the impacts of COVID-19.

Additionally, due to the uncertainty scenario provided by the pandemic, the Company reassessed the main accounting estimates (see details in the respective explanatory notes):

16

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

• Evaluation of provision for expected loss: The Company followed the effects of the current economic scenario in the methodology for measuring estimated losses, by updating the expected loss percentages for each range of the portfolio, capturing the estimates of reflexes in default and credit recovery for the next few months;

• Impairment assessment of intangible assets with indefinite useful lives: As mentioned in note 13.1, the Company assessed the recoverability of its assets for its cash-generating units and did not identify the need for a provision for loss in the financial information for the year ended in December 31, 2020;

• Recoverability of deferred taxes: The recoverability of the balance of deferred tax assets is reviewed at least annually. In the Company's assessment, the scenario impacted by Covid19 did not affect the projections of future taxable profits, allowing the recoverability of credits in the coming years (see note 20.3).

3.	Summary of significant accounting policies

The individual and consolidated interim financial information presented were prepared in accordance with policies, accounting practices and methods for calculating estimates adopted in the preparation of the annual financial statements for the year ended December 31, 2020.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.	Presentation of segment information

An operating segment is a component of the Company which develops business activities for earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making. The Company’s management identified the operating segments that attend the quantitative and qualitative parameters for disclosure, and represent mainly types of businesses being Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The main services provided for each operating segment correspond to:

Linx Software

•	Enterprise Resource Planning (ERP): It is a software platform developed to integrate several departments of a company, allowing the automation and storage of all business information. The main ERP modules are: Commercial, Industrial, Supply, Management, Logistics, Accounting and Taxation. ERP solutions are developed to adapt to the size and profile of customers according to their needs.

•	Point of Sale (POS): Software solutions for LINX terminals located in each customer's store, where sales occur, looking to adapt the POS profile to each customer, with solutions that look to cover and aggregate all aspects of the company.
17

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

•	Customer Relationship Management (CRM): Wide portfolio of CRM applications designed to help customers manage their sales processes more efficiently, integrate marketing and content campaigns with their sales processes more efficiently, and offer high quality services to their customers. They are entirely in the cloud (cloudbased) and focus on allowing retailers to manage and interact directly with their customers.

•	Electronic commerce (e-commerce): Electronic commerce platform (e-commerce), totally integrated with ERP LINX software. E-commerce services consist of (i) receiving wholesale orders and monitoring sales targets (ii) direct sales to the final consumer; and (iii) interactive electronic catalog with information on inventory and prices, among others that are integrated with the ERP system, allowing customers to offer consistent, relevant and personalized cross-channel sales through catalogs, merchandising, marketing, research and guided navigation, personalization, automated recommendations and non-automated customer service (live help).

•	Linx Omni OMS: Offers multichannel purchasing processes that integrate stores, franchises and distribution centers, offering a single channel for customers, which reduces inventory shortages, generates greater consumer traffic and increases sales. The WHO is divided into two modules:

•	Omni OMS module: Responsible for integrate all systems associated with OMS, such as the retailer's ERP, customer service, logistics, e-commerce platform and mobile device solutions, among others.

•	Omni in-store module: Allows the store operator to confirm that a customer has placed an order and monitor the necessary steps for shipping and booking the product.

•	Linx Impulse (Search): Search solution that uses machine learning and proprietary algorithms to ensure that consumers find the products they want through ecommerce channels, impacting the clickthrough rate - CTR, conversion rates and revenue per session.

•	Receivables management: Solution that allows the conciliation of the main acquirers and digital portfolios in the market on a single integrated platform.

Linx Pay Meios de Pagamento Ltda and subsidiaries

•	Linx Pay: Sub-acquiring business. For customers, Linx Pay works as a acquire with attractive rates. For acquires, Linx Pay acts as a distribution channel, increasing the volume of processing;

•	Gateway: Online gateway for payments in electronic commerce (e-commerce);

•	Linx Digital Account: Digital account linked to a prepaid card with Elo card brand, integrated natively to Linx Pay and other business association solutions;

18

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
•	QR Linx: QR Code that integrates digital payment applications (electronic wallets) to Linx's retail customers, allowing the acceptance of new forms of payment in an integrated and native way.

3.2.	Consolidation basis

The consolidated interim financial information comprise the financial information of the Company and its subsidiaries as of March 31, 2021. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee, and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

•	Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

•	Exposure or right to variable returns based on its involvement with the investee;

•	The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated interim financial information from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

Whenever necessary, adjustments are made to the financial information of the subsidiaries to align their accounting practices with the Company’s accounting practices. All related party assets and liabilities, shareholders’ equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company’s individual financial information, financial info of subsidiaries are recognized under the equity method.

The individual and consolidated interim financial information include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest
	03/31/2021	12/31/2020
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries (*)
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
19

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%
Hiper Software S.A.	100.00%	100.00%
Esmeralda Serviços Digitais Ltda	100.00%	100.00%
Safira Serviços Digitais Ltda	100.00%	100.00%
Ametista Serviços Digitais Ltda	100.00%	100.00%
Diamante Serviços Digitais Ltda	100.00%	100.00%
RRA Ferreira ME (**)	-	100.00%
CR Sistemas Ltda	100.00%	100.00%
Mercadapp Soluções em Software Ltda	100.00%	100.00%

(*) Companies controlled by Linx Sistemas, except Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda which are controlled by Linx Pay.

(**) Subsidiaries incorporated by Linx Sistemas during the year 2021.

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training and participation in other companies.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart

20

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area and participation in other companies.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

Esmeralda Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Ametista Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

CR Sistemas Ltda. (‘’Humanus”): active in payroll management software and HCM (Human Capital Management), for medium-sized companies belonging to different sectors of the economy.

Mercadapp Soluções em Software Ltda: specialized in white label platform for online sales solutions for small and medium-sized supermarkets, its solutions for web and delivery platform based on cloud.

3.3.	New or reviewed pronouncements with first-time adoption in 2021

The Company and its subsidiaries adopted for the first time certain standards which are valid for annual period beginning on January 1st, 2021 or after that date. The Company and its subsidiaries decided not to adopt in advance any other standard, interpretation and amendments that have been issued, but are not yet effective.

Standards and amended standards
IFRS 17/CPC 50	Insurance contracts
Amendments to CPC48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 e CPC 06/IFRS 16) Phase 2	Reform of the Reference Interest Rate with treatment of changes in cash flows, hedge accounting requirements and disclosures

The Company and its subsidiaries did not identify relevant impacts as a result of the standards and interpretations that were issued.

21

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
4.	Corporate restructuring

4.1.	Merger of Neemo

On February 1, 2021, the merger of RRA Ferreira ME (“Neemo”)., was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on December 31, 2020 of the merged net assets of Neemo of information:

Current Assets		Current Liabilities
Cash and cash equivalents	3,333	Suppliers	5
Financial assets	253	Labor obligations	392
Trade accounts receivable	980	Taxes payable	89
Other assets	6	Income tax and social contribution	395
Total current assets	4,572	Total current liabilities	881

Property, plant and equipment, net	50	Capital	5
Total Non-Current Assets	50	Accumulated losses	3,736
		Shareholders' Equity	3,741

Total assets	4,622	Total liabilities and shareholders' equity	4,622

The net assets of RRA Ferreira ME., were evaluated by experts who issued an appraisal report on the company's equity on the base date of January 08, 2021. The merger of Neemo, did not result in an increase of capital or changes in the Company's shareholdings.

5.	Cash and cash equivalents

	Parent company		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Cash and banks - denominated in the R$	133	129	22,642	25,334
Cash and banks - in foreign currency	-	-	9,117	9,831
Short-term financial assets (*)	15	15	10,761	10,397
Total (**)	148	144	42,520	45,562

(*) In the periods ended March 31, 2021 and December 31, 2020, there were no investments in foreign currency.

(**) The amounts presented include R$ 10,110 (R$ 14,291 on December 31, 2020) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial investments refer mainly to the Interbank Deposit Certificate (CDI) remunerated at the rate of 55.40%.

22

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 28.

6.	Financial assets

					Parent Company		Consolidated
Type	Name	Date of investment	Maturity	Index / Average yield rate	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Domestic currency
Fund	Retail Renda Fixa Crédito Privado (***)	12/21/2018	Indefinite	(****)	371,202	370,087	411,997	454,751
Fund	Moving Tech Renda Fixa (***)	03/24/2020	Indefinite	(****)	102,584	102,217	102,595	102,231
Options	Box Options	05/28/2020	05/31/2021	104.00%	-	-	8,142	13,458
Fixed income	Others (*)	04/16/2019	09/01/2025	103.64%	-	-	22,433	16,805
Total (**)					473,786	472,304	545,167	587,245

	Current assets				473,786	472,304	542,504	584,778
	Non-current assets				-	-	2,663	2,467

(*) The amounts presented include R$ 2,433 in financial investments pledged as collateral in Linx Pay Meios de Pagamentos Ltda operations and its subsidiaries

(**) The amounts presented include R$ 15,826 (R$ 10,970 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

(***) Represents the amount invested in the fund's quota.

(****) The indices of the securities that make up the portfolio of this fund are disclosed in the following table.

Below is the opening of the exclusive fund portfolio:

Nome	Tipo	Código	Indexador	31/03/2021	31/12/2020
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	148,387	172,403
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	263,610	282,348
Moving Tech Renda Fixa	Investment fund	Other founds	PRE	72,136	71,835
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	30,459	30,396
Total (*)				514,592	556,982

(*) Represents the fund portfolio.

Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 28.

23

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
7.	Trade accounts receivable

	Consolidated
	03/31/2021	12/31/2020
Trade notes receivable:
Falling due	425,791	463,378
Overdue	34,374	25,633
	460,165	489,011

Trade notes receivable - abroad:
Falling due	5,987	8,395
Overdue	6,580	5,995
	12,567	14,390

Total (*)	472,732	503,401

(-) Estimated losses with doubtful accounts	(9,141)	(9,296)
(-) Adjustment to present value	(813)	(788)
	462,778	493,317

Current assets	448,622	477,217
Non-current assets	14,156	16,100

(*) The amounts presented include R$ 269,383 (R$ 291,071 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

Following is the net securities for the provision for losses and adjustment to present value:

	Consolidated
	03/31/2021		12/31/2020
	Duplicates receivable	Provision for losses	Duplicates receivable	Provision for losses

Falling due	431,778	(52)	471,773	(66)
Overdue (days):
1–30	14,423	(40)	9,363	(71)
31–60	7,796	(72)	4,700	(98)
61–90	6,714	(126)	4,268	(128)
91–180	4,233	(1.063)	5,435	(1,071)
More than 181	7,788	(7,788)	7,862	(7,862)
	472,732	(9,141)	503,401	(9,296)

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

The changes in this provision in the consolidated is shown as follows:

	Consolidated
Changes in doubtful accounts	03/31/2021	12/31/2020

Opening balance	(9,296)	(3,360)
Addition of provision	(995)	(10,168)
Use/reversal	1,150	4,232
Closing balance	(9,141)	(9,296)

24

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

8.	Recoverable taxes

	Parent company		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

IR and CSLL to be recovered or withholding	10,124	9,999	34,531	33,279
ICMS	-	-	3,943	4,372
PIS and COFINS	-	-	1,193	1,320
Other (*)	-	-	3,550	3,072
	10,124	9,999	43,217	42,043

Current assets	10,124	9,999	39,305	37,702
Non-current assets	-	-	3,912	4,341

(*) It corresponds substantially to the recoverable balance of the software promotion law in the amount of R$ 1,124 (R$ 1,018 on December 31, 2020) of the company Napse.

9.	Related parties

9.1.	Remuneration of key management personnel

Total key management personnel remuneration (10 administrators in March 31, 2021 and 11 administrators in 2020) for the periods ended March 31, 2021 and March 31, 2020 are summarized as follows:

	03/31/2021	03/31/2020
Short-term employee benefits
Payment of Directors’ fees	6,930	1,876
Share-based payments	1,381	1,003
	8,311	2,879

9.2.	Balance sheet

In the period ended March 31, 2021, there are debit notes related to shared expenses between Linx Sistemas e Consultoria Ltda. and Linx S.A. companies in the amount of R$ 175.

9.3.	Income Statement

In the period ended March 31, 2021, there were shared expenses in the amount of R$ 4,005 (R$ 3,443 on March 31, 2020) and financial expenses related to interest on loans and services in the period R$ 513 (R$ 20 on March 31, 2020).

25

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
10.	Other receivables

	Parent company		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Advance to employees, vacation and 13th salary	-	-	14,254	14,054
Retentions for contingencies – Acquired (*)	-	-	14,124	15,184
Third-party management resources	-	-	9,887	9,698
Prepaid expenses	-	120	6,173	12,737
Refunds with partners (**)	-	-	6,344	12,496
Advance to suppliers	7	12	5,042	3,587
Other (***)	94	151	9,360	6,859
Total	101	283	65,184	74,615

Current assets	101	283	39,494	48,762
Non-current assets	-	-	25,690	25,853

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse, Millennium and Hiper, according to acquisition contracts.

(**) Related the refunds with business associate on sub-acquiring operation of the Linx Pay Meios de Pagamento Ltda.

(***) These amounts include other receivables and guarantee deposits from Napse in the value of R$ 5,269 (R$ 2,636 as of December 31, 2020)

11.	Investments
11.1	Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Interest	99.99%	99.99%

Balances at December 31, 2019	1,034,333	12,029	1,046,362
Equity in net income of subsidiaries	(73,048)	2,755	(70,293)
Capital increase	145,000	-	145,000
Accumulated translation adjustment	3,033	-	3,033
Post-employment benefit	(117)	-	(117)
Effect of update hyperinflation	3,612	-	3,612
Stock option plans	6,047	-	6,047
Balances at December 31, 2020	1,118,860	14,784	1,133,644

Equity in net income of subsidiaries	(8,887)	1,892	(6,995)
Accumulated translation adjustment	791	-	791
Effect of update hyperinflation	1,143	-	1,143
Stock option plans	240	-	240
Balances at March 31, 2021	1,112,147	16,676	1,128,823

11.2	Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Balances at March 31, 2021

Interest	99.99%	99.99%

Current assets	733,208	18,060	751,268
26

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Non-current assets	1.464,886	4,678	1,469,564
Total assets	2,198,094	22,738	2,220,832

Current liabilities	637,259	6,062	643,321
Non-current liabilities	448,688	-	448,688
Total liabilities	1,085,947	6,062	1,092,009

Shareholders' equity	1,112,147	16,676	1,128,823

Revenues	262,166	8,538	270,704
Expenses	(271,053)	(6,646)	(277,699)
Net income (loss)	(8,887)	1,892	(6,995)

12.	Property, plant and equipment

	Residual
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Asset under development	Real Estate	Land and others	Total
Net value 12/31/2020	58,150	4,081	6,251	14,111	22,047	998	2,413	1,006	109,057

Balance on 03/31/2021
Cost	118,610	8,407	9,917	23,832	44,181	1,399	3,350	1,006	210,702
Accumulated depreciation	(63,136)	(4,347)	(3,814)	(9,996)	(22,943)	-	(943)	-	(105,179)
Net value (*)	55,474	4,060	6,103	13,836	21,238	1,399	2,407	1,006	105,523

(*) The amounts presented include R$ 30,796 (R$ 31,028 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries

Transactions in property, plant and equipment balances are described below:

	Cost
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Asset under development	Real Estate	Land and others	Total

Balance on 12/31/2019	58,270	9,745	16,447	36,810	41,956	-	3,350	1,006	167,584
Addition (*)	38,801	1,694	1,667	3,009	2,754	998	-	-	48,923
Addition - acquisition	15,621	84	163	49	16	-	-	-	15,933
IAS 29 (**)	(573)	(36)	(23)	(21)	(96)	-	-	-	(749)
Write-offs	(5,016)	(3,333)	(4,224)	(10,667)	(36)	-	-	-	(23,276)
Transfers	9,937	13	(4,145)	(5,344)	(371)	-	-	-	90
Foreign exchange	11	12	34	(6)	(79)	-	-	-	(28)
Balance on 12/31/2020	117,051	8,179	9,919	23,830	44,144	998	3,350	1,006	208,477
Addition (*)	1,693	426	-	-	-	401	-	-	2,520
IAS 29 (**)	1	(5)	4	-	34	-	-	-	34
Write-offs	(166)	(198)	(20)	-	-	-	-	-	(384)
Foreign exchange	31	5	14	2	3	-	-	-	55
Balance on 03/31/2021	118,610	8,407	9,917	23,832	44,181	1,399	3,350	1,006	210,702

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 2,185

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

27

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

	Accumulated depreciation
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Real Estate	Total

Balance on 12/31/2019	(36,659)	(5,437)	(6,818)	(17,142)	(18,523)	(804)	(85,383)
Addition	(15,560)	(1,601)	(1,578)	(3,875)	(3,239)	(133)	(25,986)
Addition - acquisition	(5,420)	(74)	(56)	(12)	(7)	-	(5,569)
Write-offs	4,228	3,021	3,419	7,272	36	-	17,976
Transfers	(5,461)	2	1,395	4,040	(390)	-	(414)
Foreign exchange	(29)	(9)	(30)	(2)	26	-	(44)
Balance on 12/31/2020	(58,901)	(4,098)	(3,668)	(9,719)	(22,097)	(937)	(99,420)
Addition (*)	(4,345)	(391)	(150)	(274)	(845)	(6)	(6,011)
Write-offs	135	147	16	-	-	-	298
Foreign exchange	(25)	(5)	(12)	(3)	(1)	-	(46)
Balance on 03/31/2021	(63,136)	(4,347)	(3,814)	(9,996)	(22,943)	(943)	(105,179)

Annual depreciation rate	20%	20%	10%	10%	10%	4%

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2020, growth perspectives and operating income (loss) for the years ended December 31, 2020, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 13.1. Additionally, for the base date of March 31, 2021, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

13.	Intangible

	Residual
	Software (i)	Software development (ii)	Software developed (iii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Goodwill	Other	Total
Balance on 12/31/2020	36,211	61,802	42,148	20,522	49,719	42,521	109,553	847,470	2	1,209,948

Balance on 03/31/2021
Cost	97,448	49,184	245,712	41,456	58,042	159,287	212,196	847,500	2	1,710,827
Accumulated amortization	(63,626)	-	(186,063)	(13,735)	(9,155)	(122,388)	(108,131)	-	-	(503,098)
Net value (*)	33,822	49,184	59,649	27,721	48,887	36,899	104,065	847,500	2	1,207,729

(*) The amounts presented include R$ 160,200 (R$ 167,683 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

Transactions in intangible asset balances are described below:

28

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

	Cost
	Software (i)	Software development (ii)	Software developed (iii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Goodwill	Other	Total

Balance on 12/31/2019	95,280	22,729	188,854	20,569	46,199	143,735	158,268	727,558	2	1,403,194
Addition	10,201	24,703	36,621	11,955	-	-	667	355	-	84,502
Addition - acquisition	110	-	-	-	20	-	-	-	-	130
Business combination	-	-	-	-	11,823	18,242	52,635	119,565	-	202,265
IAS 29	225	-	-	-	-	-	-	-	-	225
Write-offs	(263)	(150)	(14)	(3)	-	-	-	-	-	(430)
Transfers	(8,693)	14,520	(5,836)	-	-	(620)	626	(8)	-	(11)
Foreign exchange	(480)	-	-	-	-	-	-	-	-	(480)
Balance on 12/31/2020	96,380	61,802	219,625	32,521	58,042	161,357	212,196	847,470	2	1,689,395
Addition (*)	826	7,534	3,885	8,935	-	-	-	30	-	21,210
IAS 29 (**)	218	-	-	-	-	-	-	-	-	218
Write-offs	-	-	(20)	-	-	-	-	-	-	(20)
Transfers	-	(20,152)	22,222	-	-	(2,070)	-	-	-	-
Foreign exchange	24	-	-	-	-	-	-	-	-	24
Balance on 03/31/2021	97,448	49,184	245,712	41,456	58,042	159,287	212,196	847,500	2	1,710,827

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R$ 17,209 are considered as investment activities
(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

	Accumulated amortization
	Software (i)	Software developed (ii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Total

Balance on 12/31/2019	(48,093)	(149,865)	(8,114)	(5,037)	(104,264)	(78,507)	(393,880)
Addition	(12,894)	(27,621)	(3,886)	(3,286)	(14,572)	(24,136)	(86,395)
Addition - acquisition	(7)	-	-	-	-	-	(7)
Write-offs	-	9	1	-	-	-	10
Transfers	531	-	-	-	-	-	531
Foreign exchange	294	-	-	-	-	-	294
Balance on 12/31/2020	(60,169)	(177,477)	(11,999)	(8,323)	(118,836)	(102,643)	(479,447)
Addition	(3,443)	(8,590)	(1,736)	(832)	(3,552)	(5,488)	(23,641)
Write-offs	-	4	-	-	-	-	4
Foreign exchange	(14)	-	-	-	-	-	(14)
Balance on 03/31/2021	(63,626)	(186,063)	(13,735)	(9,155)	(122,388)	(108,131)	(503,098)

Annual rate of amortization	10–20%	33%	33%	10–20%	10–20%	20–50%

(i) Software purchased for use by company employees and software development routines

(ii) Software development under an innovation process that has already been marketed

29

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

13.1.	Goodwill impairment testing

The Company and its subsidiaries evaluated the recovery of the book value of goodwill using the concept of the value in use, using the discounted cash flow methodology.

The goodwill balance is recorded in the Linx Software and Linx Pay Meios de Pagamento Ltda segments and its subsidiaries, which consider the cash generating unit in which the goodwill is evaluated for recoverable value testing purposes. The process of determining the value in use involved the use of assumptions, judgments and estimates about cash flows, such as revenue growth rates, costs and expenses, estimates of future investments and working capital, and discount rates. The assumptions about growth projections, cash flow were based on management estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average capital cost rate (Weighted Average Capital Costs - CCMP).

Consistent with the economic evaluation techniques, the evaluation of the value in use was carried out for a period of 5 years, and from then on, considering the perpetuity of the premises in view of the ability to continue the business indefinitely. The Administration considered it appropriate to use the 5-year period based on its past experience in preparing the projections of its cash flow. This understanding is in accordance with paragraph 35 of CPC 01 (R1) - Reduction of recoverable asset value.

The growth rate used to extrapolate the projections beyond the 5-year period was 3.5% in 2020 (5.5% in 2019) for the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries, which refers to the growth of perpetuity corresponding to the long-term inflation expectation of the BCB (Central Bank of Brazil) plus 1% real growth. The estimated future cash flows were discounted at the discount rate before taxes of 11.78% in 2020 (13.69% in 2019), for Linx Software and 15.33% in 2020 for Linx Pay Meios de Pagamento Ltda and its subsidiaries, also in nominal amounts.

The annual inflation rate for the projected flow period was 3.00% in 2020 (3.52% in 2019) for the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries.

The key assumptions were based on the historical performance of the Company and its subsidiaries and on reasonable and substantiated macroeconomic assumptions based on financial market projections, documented and approved by the Company's Management.

Based on the annual recovery test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements of December 31, 2020 and 2019, growth prospects and operating results during the years ended December 31, 2020 and 2019, no losses or indications of losses were identified, since the value in use is greater than the net book value at the date of the evaluation.

The calculation of the value in use is mainly impacted by the following assumptions:

Revenue growth: Linx Software's revenue is based on observing the historical behavior of each revenue line, as well as trends based on market analysis. The revenue projections

30

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

refer between the lines of non-recurring lines (consulting in implementation and royalties for the use of their licenses), and recurring (contractual - referring to the collection of maintenance fee of systems with annual adjustment forecast).

The revenue of Linx Pay Meios de Pagamento Ltda and its subsidiaries is based on financial transaction intermediation services between acquirers and financial institutions.

The segments considered an annual growth between 8% and 14% for Linx Software and 22% and 37% for Linx Pay Meios de Pagamento Ltda for the next 5 years.

The costs of the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries come from expenses with development and implementation of systems and expenses with connectivity

Volume the Capex: CAPEX investment needs have been designed in line with historical indices and sufficient to support the growth of operations.

Discount rates: risk assessment in the current market. The calculation of the discount rate is based on company-specific circumstances and is derived from:

Weighted average capital costs (CCMP): which takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company's investors. The cost of debt is based on interest income financing that the Company and its subsidiaries are required to honor.

Financial asset pricing model (CAPM): which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return of the market and the expected return of a theoretically risk-free asset

13.2.	Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management’s estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the year ended March 31, 2021, the amount of R$ 31,545 (R$ 29,552 on March 31, 2020) was recognized in income (loss) in the consolidated interim financial information, and was related to research and maintenance of the developed software.

31

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

14.	Right of use

	Right of use	Equipment	Cloud (*)	Total
Balance on January 1, 2019	73,482	5,180	45,377	124,039
Addition	19,403	-	4,213	23,616
Amortization	(12,864)	(1,009)	(31,568)	(45,441)
Write-offs	(384)	-	-	(384)
Exchange variation	(175)	-	-	(175)
Balance on 12/31/2020	79,462	4,171	18,022	101,655
Addition (***)	1,528	-	-	1,528
Amortization (**)	(3,735)	(252)	(7,653)	(11,640)
Write-offs	(29)	-	-	(29)
Exchange variation	21	-	-	21
Balance on 03/31/2021	77,247	3,919	10,369	91,535

(*) Rental of cloud space

(**) Average annual depreciation rate 10 to 33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 37 on March 31, 2021

15.	Loans and financing

					Consolidated
Type	Charges	Effective rate	Maturity	Covenants	03/31/2021	12/31/2020

Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	15.1 (a)	252,720	262,036
Loan - BNDES	TJLP + 1.67% p.a.	6.893% p.a.	02/15/2021	15.1 (b)	-	10,118
Loan - BNDES	TJLP + 1.96% p.a.	7.188% p.a.	03/15/2022	15.1 (c)	19,050	23,820
					271,770	295,974

Current liabilities					58,031	69,775
Non-current liabilities					213,739	226,199

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	03/31/2021	12/31/2020

2022	31,192	43,804
2023	36,477	36,479
2024	36,477	36,479
2025	36,477	36,479
2026	36,477	36,479
2027	36,639	36,479
	213,739	226,199

Changes are shown below:

32

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

	Consolidated
	03/31/2021	12/31/2020

Previous balance	295,974	209,773
Loan and financing inflows	-	107,937
Financial charges	9,943	22,463
Financial charges paid	(9,747)	(13,854)
Payments of loans and financing	(24,400)	(30,345)
Total	271,770	295,974

15.1.	Covenants

(a)	BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated interim financial information:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

•	General indebtedness: Total current and non-current liabilities;

•	Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of March 31, 2021, the Company then complies with the restrictive contractual clauses.

33

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

(b)	BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0;
(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms.

(c)	BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0;
(iii)	EBITDA / Net operating revenue: equal or higher than 20%.
34

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

In order to determine the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of March 31, 2021, the Company then complies with the restrictive contractual clauses.

16.	Lease payable

		Consolidated
	Rate	03/31/2021	12/31/2020

Lease of property	10.27%	88,101	89,708
Equipment rental	10.27%	1,943	2,535
Lease of cloud	8.73%	-	13,936
		90,044	106,179

Current liabilities		15,561	29,382
Non-current liabilities		74,483	76,797

Changes in lease liabilities payable are:

35

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

	Lease of property	Equipment rental	Lease of cloud	Total liabilities from financing activities
Balance on January 1, 2019	76,995	4,975	44,112	126,082
Additions	21,068	-	4,568	25,636
Write-offs	(404)	-	-	(404)
Payments	(16,032)	(2,742)	(38,477)	(57,251)
Interest restatement	7,467	302	1,686	9,455
Exchance variation	614	-	2,047	2,661
Balance at 12/31/2020	89,708	2,535	13,936	106,179
Additions	1,418	-	-	1,418
Write-offs	(32)	-	-	(32)
Payments	(5,319)	(667)	(14,230)	(20,216)
Interest restatement	2,060	75	101	2,236
Exchance variation	266	-	193	459
Balance at 03/31/2021	88,101	1,943	-	90,044

As at March 31, 2021, leases have average payment term of 3.2 years (December 31, 2020 – 3.5 years).

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	03/31/2021	12/31/2020

2022	16,144	20,878
2023	21,528	20,878
2024	12,552	12,539
2025	11,747	11,734
2026	11,747	11,734
2027	11,747	11,734
2028	11,747	11,734
2029	737	737
Lease payment	97,949	101,968
Financial charges	(23,466)	(25,171)
Present value of lease payments	74,483	76,797

17.	Labor liabilities

	Parent company		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Provision for vacation, 13th salary and payroll charges	-	-	38,775	32,460
INSS payable	22	39	9,610	9,582
36

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Provision for profit sharing and bonuses	-	-	13,547	7,471
FGTS payable	-	-	2,211	3,562
Salaries payable	-	-	3,082	2,685
Other (*)	123	103	7,661	9,994
Total (**)	145	142	74,886	65,754

Current liabilities	22	39	72,522	63,067
Non-current liabilities	123	103	2,364	2,687

(*) It corresponds substantially to the provision for overtime, wages and Napse social charges.

(**) The amounts presented include R$ 2,085 (R$ 622 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

18.	Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	Consolidated
	03/31/2021	12/31/2020

Installments not subject to restatement (*)	36,989	65,122
Installments subject to restatement based on the change of IPCA	22,517	21,441
Napse installments subject to restatement based on exchange-rate change and LIBOR.	11,160	10,325
Installments subject to restatement based on the change of IGPM	10,162	10,162
Installments subject to restatement based on the change in the CDI rate	1,413	944
Adjustment to present value (**)	(5,859)	(7,208)
Total (***)	76,382	100,786

Current liabilities	45,152	57,346
Non-current liabilities	31,230	43,440

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

(***) The amounts presented include R$ 23,270 (R$ 22,886 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated
Period	03/31/2021	12/31/2020

2022	17,189	30,192
2023	6,140	5,739
2024	2,376	2,118
2025	5,525	5,391
	31,230	43,440

Of total amount payable on March 31, 2021, R$ 75,422 is related to contingent consideration (R$ 99,993 as of December 31, 2020). The Company and its subsidiaries expect to fully settle

37

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 28.7).

The changes in the consolidated are shown as follow:

	Consolidated
	03/31/2021	12/31/2020

Previous balance	100,786	83,069
Addition due to acquisition	30	57,611
Payment of principal/financial charges paid	(29,746)	(42,609)
Update of financial charges/ Adjustment in present value	3,985	14,080
Contingencies (*)	1,327	(725)
Write-offs Earn-Out	-	(10,640)
	76,382	100,786

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management

19.	Deferred revenue

	Consolidated
	03/31/2021	12/31/2020

Revenue from services (*)	18,447	17,830
Revenue from royalties (**)	7,467	8,837
	25,914	26,667

Current liabilities	23,822	23,938
Non-current liabilities	2,092	2,729

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

20.	Income tax and social contribution

20.1.	Income tax and social contribution expense

	Parent company		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020

Current tax
Current tax on income for the year	(64)	(1,044)	(2,846)	(3,574)

Deferred tax
Deferred tax on income for the year	8	(684)	(732)	2,707

Income tax and social contribution expense	(56)	(1,728)	(3,578)	(867)

38

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020

Income (loss) before income tax and social contribution	(6,815)	(84.777)	(3,292)	(83,800)

Rate income tax and social contribution	34%	34%	34%	34%

Income tax and social contribution at the rate of 34%	2,317	28.824	1,119	28,492

Permanent differences
Equity in net income of subsidiaries	(2,378)	(23.900)	-	-
Law 11196/05 (Research and Development incentive)
Gifts, fines and nondeductible expenses	-	-	(1,995)	(19,209)
Overseas earnings	-	-	(616)	(1,041)
Income tax and social contribution determined by the deemed income	-	-	(434)	(624)
Effects of tax rates of foreign subsidiaries	-	-	(370)	(2,146)
Other net differences	5	(221)	(1,282)	(1,746)

Income tax expense for effective rate	(56)	4,703	(3,578)	3,726

Effective rate	-	-	-	-

20.2.	Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated
Assets	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Deferred IR/CS on tax loss and negative basis	6,507	6,537	10,950	9,325
Stock option plan	424	386	511	490
Inc. tax and soc. contr. on foreign companies	-	-	283	283
Estimated losses with doubtful accounts	-	-	732	296
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	-	-	-	16
Provision for adjustment to present value	-	-	509	423
Provision for employee benefits	-	-	40	-
Amortization software of entities not incorporated	-	-	810	636
Amortization accounts receivable of entities not incorporated	-	-	2,255	1,772
Amortization of brand acquired of entities not incorporated	-	-	938	737
Other Provisions	-	-	247	913
Total deferred income tax and social contribution, net (assets)	6,931	6,923	17,275	14,891
39

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

	Consolidated
Liabilities	03/31/2021	12/31/2020

Deferred income tax and social contribution on accounting and tax goodwill	(134,279)	(126,813)
Deferred income tax/ social contribution assets identified in acquisitions	(15,687)	(20,143)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	2,532	2,999
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	2,715	4,489
Inc. tax and soc. contr. on foreign companies	(3,787)	(649)
Deferred IR/CS on tax loss and negative basis	39,774	34,164
Estimated losses with doubtful accounts	1,686	1,767
Provision of benefits to employees	551	551
Provision for contingencies	3,768	3,888
Provision for adjustment to present value	1,661	2,029
Stock option plan	11,050	10,884
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	5,040	4,569
Other provisions	423	850
Total deferred income tax and social contribution, net (liabilities)	(84,553)	(81,415)

20.3.	Recoverability of income tax and social contribution loss carryforward

	Expectation realization
Year	Parent company	Consolidated
2021	995	4,733
2022	1,027	6,259
2023	920	9,963
2024	797	13,292
2025	730	21,422
2026	688	28,265
2027	557	5,633
2028	486	486
2029	413	413
2030	318	318
Total	6,931	90,784

21.	Other liabilities

	Parent company		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Client resources	-	-	9,887	9,698
Accounts payable to purchasers	-	-	1,335	1,087
Advance of clients	36	36	2,389	2,426
Post-employment benefit	-	-	1,619	1,619
Installment payment of taxes and contribution	-	-	290	320
Other (**)	30	416	12,057	12,479
40

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Total (*)	66	452	27,577	27,629

Current liabilities	66	452	19,879	19,482
Non-current liabilities	-	-	7,698	8,147

(*) The amounts presented include R$ 11,840 (R$ 10,857 on December 31, 2020) related to Linx Pay Meios de Pagamentos Ltda and its subsidiaries.

(**) Corresponds substantially to other liabilities of Napse in the amount of R$ 2,498 (R$ 2,384 as of December 31, 2020) and various advances to Linx Sistemas in the amount of R$ 7,424 (R$ 6,145 as of December 31, 2020).

22.	Shareholders' equity

22.1	Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws’ reform, following the Board of Directors’ decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	March 31, 2021		December 31, 2020
	Shares	%	Shares	%
Founding shareholders	21,598,908	11.40%	25,291,783	13.35%
Stones Participações S.A.	28,910,500	15.26%	21,580,000	11.39%
Morgan Stanley	13,417,368	7.10%	13,417,368	7.10%
Goldman Sachs	10,081,350	5.32%	-	-
PSquared	10,056,100	5.30%	-	-
Absolute Gestão de Investimentos Ltda	9,703,700	5.12%	9,703,700	5.12%
Treasury shares	13,341,575	7.04%	13,715,737	7.24%
Other	82,299,459	43.45%	105,700,372	55.80%
	189,408,960	100%	189,408,960	100%

Capital	645,447		645,447
41

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the restricted share programs and eventually stock option programs.

For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended March 31, 2021, the amount of treasury shares is R$ 291,672 (R$ 299,856 on December 31, 2020).

22.2	Capital reserves

The capital reserve is set up as follows:

	03/31/2021	12/31/2020

Goodwill in capital subscription (a)	1,222,025	1,222,025
Profit or Loss on the Sale of Treasury Shares	(6,979)	(4,592)
Stock option plan (Note 30)	30,360	32,278
Expenditures with issuance of shares (b)	(96,157)	(96,157)
	1,149,249	1,153,554

(a)	In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On September 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.
(b)	In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

22.3	Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended March 31, 2021, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

42

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
23.	Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At March 31, 2021, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 28,581 (R$ 28,929 at December 31, 2020).

	Consolidated
Change	Labor	Civil	Tax	Total
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	2,104	1,300	5,557	8,961
Write-offs	(2,305)	(748)	(324)	(3,377)
Restatement	424	196	1	621
Acquired acquisition	3,136	-	-	3,136
Balance at December 31, 2020	12,562	2,375	13,992	28,929
Additions	176	100	28	304
Write-offs	(407)	(432)	-	(839)
Acquired write-offs	(2,144)	-	(1,043)	(3,187)
Restatement	105	82	-	187
Balance at March 31, 2021	10,292	2,125	12,977	25,394

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 68,952 as of March 31, 2021 (R$ 58,987 as of December 31, 2020), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the period ended March 31, 2021 is R$ 39,346 (R$ 39,205 on December 31, 2020) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies are guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

24.	Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

43

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

	Consolidated
	03/31/2021	03/31/2020
Gross operating revenue
Recurring revenue	233,221	202,176
Non-recurring revenue	31,280	35,481
	264,501	237,657

Sales deductions
PIS	(1,686)	(1,414)
COFINS	(7,780)	(6,525)
ISS	(6,048)	(5,691)
INSS (Social security)	(9,575)	(8,601)
Other	(2,037)	(1,512)
Cancellations	(6,791)	(5,383)
	(33,917)	(29,126)

Total (*)	230,584	208,531

(*) The amounts presented include R$ 13,692 (R$ 9,898 as of March 31, 2020) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for periods ended March 31, 2021 and March 31, 2020.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information
	03/31/2021	12/31/2020
Net revenue
In Brazil	219,547	198,683
Abroad	11,037	9,848
	230,584	208,531

Assets
In Brazil	2,540,364	2,489,954
Abroad	40,564	40,418
	2,580,928	2,530,372

Liabilities
In Brazil	940,125	779,486
Abroad	21,796	19,801
	961,921	799,287

44

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
25.	Costs
	Consolidated
	03/31/2021	03/31/2020
Type
Depreciation and amortization	(16,843)	(14,877)
Personnel	(34,722)	(40,802)
Outsourced services	(13,135)	(9,187)
Travel and accommodation	(296)	(1,023)
Link expenses	(6,355)	(6,947)
Other	530	-
Total (*)	(70,821)	(72,836)

(*) The amounts presented include R$ 1,778 (1,252 as of March 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

26.	Expenses and other expenses / revenues

	Parent company		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Type
Other revenues	-	-	542	417
Personnel	(535)	(315)	(81,759)	(66,933)
Depreciation and amortization (**)	-	-	(24,849)	(21,485)
Outsourced services	(769)	(93)	(15,075)	(16,899)
Commissions	-	-	(14,028)	(9,801)
Expenses with link	-	-	(839)	(389)
Travel and accommodation	-	(5)	(169)	(2,452)
Advertising and publicity	(22)	-	(2,839)	(4,675)
Maintenance and preservation	-	-	(3,943)	(2,989)
Possible losses	-	-	(7,509)	(3,101)
Rents	-	-	(1,373)	(1,987)
IT expenses	-	-	(442)	(444)
Other	(234)	(469)	(2,868)	(3,975)
	(1,560)	(882)	(155,151)	(134,713)

Function
Administrative and general expenses	(1,494)	(882)	(72,272)	(65,500)
Sales expenses	-	-	(44,198)	(36,697)
Research and maintenance of software developed	-	-	(31,545)	(29,552)
Other operating revenue (expenses)	(66)	-	(7,136)	(2,964)
Total (*)	(1,560)	(882)	(155,151)	(134,713)

(*) The amounts presented include R$ 22,386 (R$ 9,272 as of December 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries (**) The amount corresponding to the amortization of the right-of-use totals R$ 11,640 (R$ 11,902 as of march 31, 2020)

27.	Financial income

	Parent Company		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Financial revenues
Interest on financial assets	1,916	5,465	2,420	6,873
Foreign exchange gain	9	197	1,447	3,546
Effect of IAS 29 application	-	-	9	-
45

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Interest receivable	-	-	1,267	820
Discounts obtained	-	-	216	158
Prepayment of receivables revenue	-	-	2,489	1,123
Net present value	-	-	(80)	-
Other revenues	15	-	708	102
	1,940	5,662	8,476	12,622

Financial expenses
Foreign-exchange losses	(90)	(192)	(1,990)	(4,926)
Liability interest	(11)	-	(2,593)	(3,080)
Discount granted	-	-	(4,723)	(3,798)
Interest on loans and financing	-	-	(829)	(834)
Tax on financial operations	-	-	(456)	(266)
Effect from IAS 29 adoption	-	-	(545)	(2,679)
Other expenses (*)	(98)	(137)	(5,244)	(6,208)
	(199)	(329)	(16,380)	(21,791)

Financial results (**)	1,741	5,333	(7,904)	(9,169)

(*) Refers mainly to the realization of AVP on acquired companies and bank expenses

(*) The amounts presented include R$ 888 (R$ 1,510 as of March 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

28.	Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk
•	Operating risk

28.1	Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 1,6% of recurring revenue.

46

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 7). The main component of this allowance is specific and related to significant individual risks.

On March 31, 2021, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Cash and cash equivalents (note 5)	148	144	42,520	45,562
Financial assets (Note 6)	473,786	472,304	545,167	587,245
Trade accounts receivable (Note 7)	-	-	462,778	493,317
	473,934	472,448	1,050,465	1,126,124

28.2	Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	292	-	-	292
Other liabilities (Note 21)	66	-	-	66
	358	-	-	358

	Consolidated
Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total

Suppliers	41,493	-	-	-	41,493
Accounts payable merchants	222,563	-	-	-	222,563
Loans and financing (Note 15)	58,031	31,192	109,431	73,116	271,770
Lease payable (Note 16)	15,561	16,144	45,827	35,978	113,510
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 18)	29,377	6,580	637	-	36,594
Accounts payable for the acquisition of subsidiaries – retained installments (Note 18)	15,638	18,747	9,523	-	43,908
Accounts payable for the acquisition of subsidiaries – Other (Note 18)	1,449	290	-	-	1,739
Other liabilities (Note 21)	19,879	3,306	4,392	-	27,577
	403,991	76,259	169,810	109,094	759,154

47

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

28.3	Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

28.4	Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

28.5	Capital management

The policy of the Company is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Company monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Company also monitors the level of dividends to its shareholders.

28.6	Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	03/31/2021	03/31/2021	12/31/2020	12/31/2020	03/31/2021	03/31/2021	12/31/2020	12/31/2020

Financial assets
Cash and cash equivalents (note 5)	148	148	144	144	42,520	42,520	45,562	45,562
Financial assets (Note 6)	473,786	473,786	472,304	472,304	545,167	545,167	587,245	587,245
Trade accounts receivable (Note 7)	-	-	-	-	462,778	462,778	493,317	493,317
Other assets (Note 10)	101	101	283	283	65,184	65,184	74,615	74,615
Total	474,035	474,035	472,731	472,731	1,115,649	1,115,649	1,200,739	1,200,739

48

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Financial liabilities
Suppliers	292	292	1,712	1,712	41,493	41,493	49,678	49,678
Accounts payable merchants	-	-	-	-	222,563	222,563	250,618	250,618
Loans and financing (Note 15)	-	-	-	-	271,770	271,770	295,974	295,974
Lease payable (Note 16)	-	-	-	-	90,044	90,044	106,179	106,179
Accounts payable for the acquisition of subsidiaries (Note 18)	-	-	-	-	76,382	76,382	100,786	100,786
Other liabilities (Note 21)	66	66	452	452	27,577	27,577	27,629	27,629
Total	358	358	2,164	2,164	729,829	729,829	830,864	830,864

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

•	Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•	Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	Parent company
	03/31/2021		12/31/2020
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	15	133	15	129
Financial assets (Note 6)	473,786	-	472,304	-
Other receivables (Note 10)	-	101	-	283
	473,801	234	472,319	412
Financial liabilities
Suppliers	-	292	-	1,712
Other liabilities (Note 21)	-	66	-	452
	-	358	-	2,164

	Consolidated
	03/31/2021		12/31/2020
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	10,761	31,759	10,397	35,165
Financial assets (Note 6)	545,167	-	587,245	-
Trade accounts receivable (Note 7)	-	462,778	-	493,317
Other receivables (Note 10)	-	65,184	-	74,615
	555,928	559,721	597,642	603,097
Financial liabilities
Suppliers	-	41,493	-	49,678
Accounts payable merchants	-	222,563	-	250,618
Loans and financing (Note 15)	-	271,770	-	295,974
Lease payable (Note 16)	-	90,044	-	106,179
Accounts payable for the acquisition of subsidiaries (Note 18)	76,382	-	100,786	-
Other liabilities (Note 21)	-	27,577	-	27,629
	76,382	653,447	100,786	730,078
49

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

28.7	Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of March 31, 2021:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial assets (Note 6)	545,167	-	545,167	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 15)	271,770	-	271,770	-
Lease payable (Note 16)	90,044	-	90,044	-
Accounts payable for the acquisition of subsidiaries (Note 18)	76,382	-	43,412	32,970

Items measured at fair value on a recurring basis – The Company’s liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the year ended March 31, 2021 for these assets.

28.8	Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

50

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at March 31, 2021, we defined three scenarios for the risk of decrease in CDI. The March 2021 index, which was 2.65% (1.90% as of December 31, 2020), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company
Operation	Balance at 03/31/2021	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	473,786	CDI decr.	2.65%	1.99%	1.33%
Financial revenue			12,555	9,428	6,301

Consolidated
Operation	Balance at 03/31/2021	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	545,167	CDI decr.	2.65%	1.99%	1.33%
Financial revenue			14,447	10,849	7,251

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at March 31, 2021, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at March 31, 2021, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2021, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2021. The base date used for financing was March 31, 2021, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated
Operation	Balance at 03/31/2021	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	271,770	TJLP incr.	11,931	14,920	17,910
Rate subject to change			4.39%	5.49%	6.59%

Acquisition of companies	10,162	IGPM incr.	840	1,051	1,261
Rate subject to change			8.27%	10.34%	12.41%

Acquisition of companies	1,413	CDI incr.	37	47	56
Rate subject to change			2.65%	3.31%	3.98%

Acquisition of companies	22,517	IPCA incr.	462	576	694
Rate subject to change			2.05%	2.56%	3.08%

Acquisition of companies	11,160	R$ decr.	636	796	954
Rate subject to change			5.70%	7.13%	8.55%

51

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)
29.	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated
	03/31/2021	03/31/2020

Net income (loss) for the year	(6,870)	(9,054)

Weighted average of shares	189,408,960	191,513,504
(-) Treasury shares	(13,341,575)	(10,392,787)
Adjusted weighted average of shares	176,067,385	181,120,717

Basic loss per share - (in Reais)	(0.0390)	(0.0500)

	Parent company and Consolidated
	03/31/2021	03/31/2020

Net income (loss) for the year	(6,870)	(9,054)

Weighted average number of shares (*)	189,408,960	191,513,504
(+) Stock Option	-	4,361,045
(-) Treasury shares	(13,341,575)	(10,392,787)
Adjusted weighted average of shares	176,067,385	185,481,762

Diluted loss per share (in Reais)	(0.0390)	(0.0488)

(*) Post-stock-split amounts at June 13, 2016.

30.	Share-based payment

30.1	Stock option

In the Special Shareholders’ Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

52

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Stock option
Grant					Fair value assumptions
					Expected
Number	Date	Quantity of options	Strike price - Reais	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate - %	Maturity term	Maturity date

1st	2013	1,842,951	6.24	4.24	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	11.28	3.94	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.00	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2020	285,247	19.30
(-) Exercised	(180,110)
(-) Canceled	-
March 31, 2021	105,137	21.61

30.2	Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares
Grant				Fair value assumptions
				Expected
Number	Date	Number of shares	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of

1st	2016	10,446	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	27.75	1.33%	27.14%	6.42%	4 years	2023
5th	2020	854,762	20.11	1.01%	30.80%	5.11%	4 years	2024
6th	2020	5,100	24.63	1.01%	30.80%	3.03%	1.7 years	2022
6th	2020	19,326	20.59	1.01%	30.80%	2.90%	1 years	2021

The financial activity of the restricted shares is presented below:

	Restricted shares
	Number of outstanding shares	Strike price (in Reais)

December 31, 2020	3,315,442	20.77
Granted
(-) Exercised	(267,904)
(-) Canceled	(221,746)
March 31, 2021	2,825,792	20.93

53

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

The accumulated effect in the period ended March 31, 2021 is R$ 2,938 (R$ 1,780 as of December 31, 2020) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended March 31, 2021 is R$ 30,360 (R$ 32,278 as of December 31, 2020).

31.	Liabilities from financing activities

	12/31/2019	Payments	FX	Additions	Other (*)	12/31/2020
Loans and financing (Note 15)	209,773	(44,199)	-	107,937	22,463	295,974
Lease payable (Note 16)	126,082	(57,251)	2,661	25,636	9,051	106,179
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	(42,609)	3,024	57,611	(309)	100,786
Total liabilities from financing activities	418,924	(144,059)	5,685	191,184	31,205	502,939

	12/31/2020	Payments	FX	Additions	Other (*)	03/31/2021
Loans and financing (Note 15)	295,974	(34,147)	-	-	9,943	271,770
Lease payable (Note 16)	106,179	(20,216)	459	1,418	2,204	90,044
Accounts payable for the acquisition of subsidiaries (Note 18)	100,786	(29,746)	1,037	30	4,275	76,382
Total liabilities from financing activities	502,939	(84,109)	1,496	1,448	16,422	438,196

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

32.	Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamentos Ltda and its subsidiaries. The accounting policies of the operating segments are the same as those applied to the consolidated interim financial information.

The information below shows the summarized equity position of reportable operating segments for the years ended March 31, 2021 and December 31, 2020:

	03/31/2021
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Assets
Current assets	805,096	311,521	(4,172)	1,112,445
Non-current assets	1,503,482	223,080	(258,079)	1,468,483
Total assets	2,308,578	534,601	(262,251)	2,580,928

54

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Liabilities
Current liabilities	246,077	375,722	(101,431)	520,368
Non-current liabilities	443,494	5,296	(7,237)	441,553
Shareholders' equity	1,619,007	153,583	(153,583)	1,619,007
Total liabilities and shareholders' equity	2,308,578	534,601	(262,251)	2,580,928

	12/31/2020
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	859,655	348,441	(14,075)	1,194,021
Non-current assets	1,518,883	221,843	(256,414)	1,484,312
Total assets	2,378,538	570,284	(270,489)	2,678,333

Liabilities
Current liabilities	294,850	394,314	(101,238)	587,926
Non-current liabilities	463,624	14,079	(7,360)	470,343
Shareholders' equity	1,620,064	161,891	(161,891)	1,620,064
Total liabilities and shareholders' equity	2,378,538	570,284	(270,489)	2,678,333

33.	Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2021 and 2020 are shown below:

	Parent company and Consolidated
	03/31/2021	12/31/2020
Civil liability for professionals	524,527	200,000
Civil liability for managers	100,000	100,000
Operational risks	10,000	10,000
Vehicles	600	600
	635,127	310,600

34.	Contractual commitments

The company and its subsidiaries have unrecognized contractual commitments on March 31th, 2021, related to acquisition of services and technologies, that will be recorded in the coming periods according to contractual conditions.

As at March 31th, 2021, the Company had contractual commitments unrecognized of R$ 105.665.

55

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

35.	STNE operations

On August 11, 2020, Linx S.A. entered into a Joint Venture and Other Covenants Agreement with STNE Participações S.A. (“STNE”) and STONECO LTD. (“StoneCo”), and other intervening parties, regarding a potential business combination among Linx and STNE (“STNE Transaction”) (“Joint Venture Agreement”, as amended on September 1st, 2020 and October 2nd, 2020).

Pursuant to the terms of the Joint Venture Agreement, the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx’s issued and outstanding shares by STNE (“Merger of Shares”), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE (“Redemption of Shares”), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market, or StoneCo BDR (Brazilian Depositary Receipt) Level I traded at B3.

Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows: (a) each one (1) class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of R$ 33.56 (in reais) updated pro rata die based on the CDI variation as from the sixth (6th) month counted from August 11, 2020; and (b) each one (1) class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ, or 0.0126774 StoneCo BDR, provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo class A share.

On September 1, 2020, the first amendment to the Joint Venture Agreement was executed, with the main following changes: (a) and increase in the cash payment to be received by Linx shareholders under the redemption of the STNE Class A and B preferred shares, from R$ 30.39 (in reais) to R$ 31.56 (in reais); and (b) a reduction of the compensatory bilateral fines for the events provided in the Joint Venture Agreement, from R$ 605,000 to R$ 453,750.

On October 1, 2020, Linx Board of Directors, represented by its independent directors, approved, among others: (a) the favorable manifestation on the STNE Transaction and the recommendation of its submission to Linx’s shareholders; and (b) the call of an extraordinary general meeting of Linx to resolve on the STNE Transaction.

On October 2, 2020, Linx’ administration and the administration of STNE executed the Protocol and Justification of Merger of Shares issued by Linx and STNE Participações S.A. (“Protocol and Justification”), establishing the terms and conditions for the merger of the totality of shares issued by Linx by STNE, in the context of the STNE Transaction. On this date, the second amendment to the Joint Venture Agreement was also executed, in order to provide (a) adjustments to the numbers of shares issued by Linx and to the provisions related to Linx’s stock option plans, to guarantee Linx’s talent retention; (b) detailing of the provisions related to the termination of the Joint Venture Agreement; and (c) other consistency adjustments made in accordance with the terms of the Protocol and Justification.

56

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

Linx undertook an exclusivity commitment with the Stone Group to consummate the STNE Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. If a competing transaction with a third party is consummated, Linx shall pay a compensatory fine to STNE of R$ 453,750. If CADE’s approval is not obtained, STNE shall pay a compensatory fine to Linx in the amount of R$ 453,750. In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in the amount of R$ 453,750.

On October 28, 2020, as requested by independent directors, STNE sent a letter to Linx in which it waived the right to receive the penalty of R$ 112,500 in the event that, provided the Company’s extraordinary general meeting to resolve on the STNE Transaction (“EGM”) is held, any of the matters on its agenda is rejected and such rejection prevents, impairs or encumbers the consummation of the STNE Transaction, with the purpose of complying with the Official Letter No. 908/2020-SLS, issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3.

Also on October 28, 2020, the Board of Directors of Linx, represented by its independent directors, and taking into consideration the opinions and analysis provided by the hired specialists, as well the opinions of the Fiscal Council and Audit Committee, as detailed in the minutes of the Board of Directors' meeting, resolved to (a) authorize Linx’s Executive Office to express its agreement to the STNE letter; and (b) maintain its favorable manifestation to the STNE Transaction and to the recommendation for its submission to the Company’s shareholders at the EGM called for November 17, 2020.

On November 17, 2020, the corporate approvals related to the STNE Transaction were obtained at the extraordinary general meetings of both the Company and STNE.

On March 19, 2021, the Brazilian Administrative Council for Economic Defense (“CADE”) made public the Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478), which recommended the approval, without restrictions, by the CADE’s General Superintendence, of Concentration Act No. 08700.003969/2020-17, which subject matter is the STNE Transaction. This technical opinion was subject to appeal and will be analyzed by CADE’s Administrative Tribunal.

In addition to the verification or waiver of the other conditions precedent set forth in the Association Agreement, the conclusion of the STNE Transaction is still subject to the final approval by CADE’s Administrative Tribunal on potential appeals or avocation requests. Until the final approval by CADE occurs, the Companies will continue to operate independently.

57

Linx S.A. Notes to the interim financial information March 31, 2021 (In thousands of Reais, unless otherwise indicated)

35.1	Costs STNE Transaction

As described in the Linx Administration’s Proposal to the Extraordinary General Meeting hold on November 17, 2020, the Company estimates that the costs of implementation of the STNE Transaction will be in the range of, approximately, R$ 80 million, including costs with disclosure, auditors, evaluators, financial advisors, legal counsel and other professionals retained to assist in the STNE Transaction, of which R$ 20,939 were incurred and recorded in 2021 and 2020.

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Financial Vice-President
Úrsula Copi Peres Accountant

58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer